For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

652355

1.

Ministry of Consumer and Commercial Relations
Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 17 JUILLET, 2000

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: — *Dénomination sociale de la société:*

A.R.T. INTERNATIONAL INC.

2. The name of the corporation is changed to (if applicable): — *Nouvelle dénomination sociale de la société (s'il y a lieu):*

3. Date of incorporation/amalgamation: — *Date de la constitution ou de la fusion:*

1986/01/24

(Year, Month, Day)
(année, mois, jour)

4. The articles of the corporation are amended as follows: — *Les statuts de la société sont modifiés de la façon suivante.*

A. The Rights, Privileges, Restrictions, and Conditions attached to the Class A Preference Shares *Series 1* shall include the following Rights and Privileges, Restrictions and Conditions.

(a) From and after 12 o'clock noon *Eastern Standard Time (EST)*, in Toronto on the 16th day of July 2000, all the *Class A Preference Shares Series 1* shall be converted into and become *Common Shares* on the basis of .5,837,142 common shares for each *Class A Preference Shares Series 1*.

(b) *The Corporation* shall cause its *Transfer Agent* to give each *Class A Preference Share Series 1 Shareholder* by prepaid registered mail addressed to his address appearing on the Books of *the Corporation Notice in Writing* of the conversion which *Notice* shall require *the Holder* to surrender the *Certificate* or *Certificates* representing the *Class A Preference Shares* to be converted at the office of such *Transfer Agent* within thirty (30) days after the mailing of such *Notice* and such *Holder* shall thereupon surrender the *Certificate* or *Certificates* representing such

Class A Preference Shares Series 1 to be converted together with Notice to such *Transfer Agent* stating the name or names in which he wishes the *Certificates* for *Common Shares* to be issued and the address to which he wishes such *Certificate* for such *Common Shares* to be sent.

(c) *The Corporation* shall after the receipt of the *Certificate* or *Certificates* representing the *Class A Preference Shares Series 1* so surrendered forthwith issue the appropriate number of *Common Shares* to each *Holder* of the *Class A Preference Shares Series 1* so surrendered.

(d) after July 16th 2000 the said *Class A Preference Shares Series 1* shall be deemed to be converted into *Common Shares* and *the Holder* thereof shall cease to have any right in respect thereof except the right to receive *Certificates* for *Common Shares* and shall have no right to receive any arrears of dividends declared and unpaid on such *Class A Preference Share Series 1*. No payment or adjustment in respect of unpaid cumulative dividend on *Class A Preference Shares Series 1* so converted shall be made upon any such conversion.

(e) No *Class A Preference Share Series 1 Shareholder* shall be entitled to convert a *Class A Preference Share Series* into a fraction of a *Common Share* but in any such case *the Corporation* shall issue or cause to be issued in respect of such fractions a Script Certificate transferable by delivery entitling the Holder thereof and similar Script Certificate aggregating one full *Common Share* upon surrender of such Script *Certificate* at such place as may be designated therein to obtain from *the Corporation* a full *Common Share* and to receive a *Share Certificate* therefore.

(f) such *Script Certificate* shall be in such form and terms will be subject to such conditions of *the Corporation* may determine and shall provide that *the Holder* thereof shall not be a *Shareholder* or be entitled to receive any dividends or any other right of a *Shareholder*.

B. The Rights, Privileges, Restrictions, and Conditions attached to the *Class A Preference Shares Series 2* shall include the following Rights and Privileges, Restrictions and Conditions.

(a) From and after 12 o'clock noon *Eastern Standard Time (EST)*, in Toronto on the 16th day of July 2000, all the *Class A Preference Shares Series 2* shall be converted into and become *Common Shares* on the basis of .711,214 *Common Shares* for each *Class A Preference Share Series 2*.

(b) *The Corporation* shall cause its *Transfer Agent* to give each *Class A Preference Share Series 2 Shareholder* by prepaid registered mail addressed to his address appearing on the Books of *the Corporation* Notice in Writing of the Conversion which Notice shall require *the Holder* to surrender the *Certificate* or *Certificates* representing the *Class A Preference Shares* to be converted at the office of such *Transfer Agent* within thirty (30) days after the mailing of such Notice and such *Holder* shall thereupon surrender the Certificate or *Certificates* representing such *Class A Preference Shares Series 2* to be converted together with Notice to such *Transfer Agent* stating the name or names in which he wishes the *Certificates* for *Common Shares* to be issued and the address to which he wishes such *Certificate* for such *Common Shares* to be sent.

(c) *The Corporation* shall after the receipt of the *Certificate* or *Certificates* representing the *Class A Preference Shares Series 2* so surrendered forthwith issue the appropriate number of *Common Shares* to each *Holder* of the *Class A Preference Series 2 Shares* so surrendered.

(d) *The Corporation* shall after the receipt of the *Certificate* or *Certificates* representing the *Class A Preference Shares Series 2* so surrendered forthwith issue the appropriate number of *Common Shares* to each *Holder* of the *Class A Preference Shares Series 2* so surrendered.

(e) after July 16th 2000 the said *Class A Preference Shares Series 2* shall be deemed to be converted into *Common Shares* and *the Holder* thereof shall cease to have any right in respect thereof except the right to receive *Certificates* for *Common Shares* and shall have no right to receive any arrears of dividends declared and unpaid on such *Class A Preference Share Series 2*. No payment or adjustment in respect of unpaid cumulative dividend on *Class A Preference Shares Series 2* so converted shall be made upon any such conversion.

(f) No *Class A Preference Share Series 2 Shareholder* shall be entitled to convert a *Class A Preference Share Series* 2 into a fraction of a *Common Share* but in any such case *the Corporation* shall issue or cause to be issued in respect of such fractions a Script Certificate transferable by delivery entitling the Holder thereof and similar Script Certificate aggregating one full *Common Share* upon surrender of such Script *Certificate* at such place as may be designated therein to obtain from *the Corporation* a full *Common Share* and to receive a *Share Certificate* therefore.

(g) such *Script Certificate* shall be in such form and terms will be subject to such conditions of *the Corporation* may determine and shall provide that *the Holder* thereof shall not be a *Shareholder* or be entitled to receive any dividends or any other right of a *Shareholder*.

C. Any Officer or Director of the Corporation is hereby authorized and directed on behalf of the Corporation to execute and deliver to the Director under the Business Corporations Act, Articles of Amendment in duplicate and such Officer or Director is authorized to execute and deliver all such other documents and do such other acts and things as may be necessary or desirable to give effect to the foregoing; provided, however, that the Directors of the Corporation are hereby authorized to revoke the foregoing Special Resolution in whole or in part without further approval of the Shareholders of the Corporation at any time prior to the endorsement by the Director under the Business Corporations Act of the Certificate of Amendment of Articles.

5. The amendment has been duly authorized as required by Sections 168 & 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2000/07/14

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.

Les présents status sont signés en double exemplaire.

A.R.T. INTERNATIONAL INC.

(Name of Corporation)
(Dénomination sociale de la société)

By:/Par: ______________________ President

(Signature)
(Signature)

(Description of Office)
(Fonction)